Exhibit 99.1

Regulatory release

Three month period ended March 31, 2006

Unaudited Condensed Interim Financial Report

On May 4, 2006, Royal Dutch Shell plc (“Royal Dutch Shell”) released the Unaudited Condensed Interim Financial Report for the three month period ended March 31, 2006 of Royal Dutch Shell and its consolidated subsidiaries (collectively, the “Shell Group”). This report includes the Unaudited Condensed Consolidated Interim Financial Statements, including condensed notes, for the Shell Group on the same basis that such information was announced by press release on May 4, 2006.

Contact — Investor Relations
UK:	Gerard Paulides	+44 20 7934 6287
Europe:	Tjerk Huysinga	+31 70 377 3996
USA:	Harold Hatchett	+1 212 218 3112

Contact — Media
UK, International:	Shell Media Contact	+44 20 7934 3505
The Netherlands:	Shell Media Contact	+31 70 377 8750